

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 22, 2008

Richard Bachman
President and Director
Urex Energy Corporation
10580 N. McCarran Blvd., Building 115-20
Reno, Nevada 89503

       Re: **Urex Energy Corporation**
              Form 10-KSB
              Filed July 17, 2007
              File No. 000-50191

Dear Mr. Bachman:

       We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                           Sincerely,

                           Christopher J. White
                           Branch Chief